SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 23, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 23, 2007

TAM moves up the starting date of new flight to Madrid
Flight will start operating on December 21

São Paulo, October 23, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) has moved up the starting date of its new daily flight to Madrid, Spain to December 21. This service will depart from Guarulhos International Airport in São Paulo, arriving at Madrid-Barajas International Airport's Terminal 1. Passengers will travel on modern Airbus A330 aircraft with a choice of Executive or Economy class.

Flight will depart from Guarulhos International Airport at 7:10 p.m. and arrive in Madrid at 8:05 a.m. (local times). Return service will be on flight, which will commence on December 22, leaving Madrid at 10:55 a.m. and arriving in São Paulo at 6:35 p.m. (local times).

Passengers in TAM’s Executive Class can use the VIP lounges in the Guarulhos and Madrid airports, with workstations and areas for rest and entertainment. The company also offers these travelers free cell phone rental for the entire period of their trip, with the customer paying only for calls made.

Madrid-Barajas International Airport is located only 12 kilometers from downtown Madrid. Furthermore, a subway station located inside the airport provides passengers with rapid access to the center of the city, offering convenience and saving travel time.

Madrid will be TAM’s fifth direct destination in Europe. The airline already offers three daily flights to Paris (one departs from Rio de Janeiro and two from São Paulo), one daily flight to London, and one to Milan. On November 30, TAM will begin new daily flight service to Frankfurt, Germany.

In the international market, TAM also offers five daily flights to the United States (two to New York and three to Miami, with one departing from Fortaleza, with stops in Belém and Manaus). In South America, TAM offers 49 flights per week to Buenos Aires, Argentina, and one daily flight to both Santiago, Chile and Caracas, Venezuela. On November 5th, it will start daily service to Montevideo (Uruguay). With TAM Mercosur, it also serves Asunción and Ciudad del Este (Paraguay), Córdoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolívia), among other South American cities. In addition, it has codeshare agreements with international airlines that allow passengers to travel to a wide assortment of destinations all over the world.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing the month of September 2007 with a 48.1% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations in Brazil itself. In September, TAM held a 69.8% market share among Brazilian airlines operating international flights. International operations include direct flights to eight destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Buenos Aires (Argentina), Santiago (Chile) and Caracas (Venezuela). On November 5, TAM will begin daily flight service to Montevideo.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.